# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MONEYLION INC., CIK 0001807846
CUSIP: 60938K106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 30 West 21st Street, New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-22-041912
Filed by CIK 0001906413

## Reporting persons
- FinTech Collective Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: MONEYLION INC.
Address of issuer's principal executive offices: 30 West 21st Street, New York, NY 10010

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of FinTech Collective Management LLC ("FinTech Collective") with respect to the shares of Class A Common Stock, $0.0001 par value per share (the "Common Stock"), of MoneyLion Inc., a Delaware corporation (the "Issuer").
Address of principal business office or, if none, residence: 200 Park Avenue South, Suite 1611, New York, NY 10003
Citizenship: See Row 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- FinTech Collective Management LLC: By: /s/ Gareth Jones, Gareth Jones, Managing Partner (01/08/2025)